FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated February 28, 2023

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

In accordance with the provisions of the Spanish Companies Law, Banco Santander hereby attaches the full text of the notice of call to the ordinary general shareholders’ meeting of the Bank to be held at the Centro de Formación El Solaruco, Avenida de Cantabria s/n, Ciudad Grupo Santander, in Boadilla del Monte (Madrid, Spain), on 30 March 2023 at 10:00 a.m. (CEST), on first call, or on 31 March 2023, at the same place and time, on second call.

The proposed resolutions, the required reports on the items of the agenda and the remaining documentation relating to the meeting shall be available as from this date on the corporate website (www.santander.com).

Boadilla del Monte (Madrid), 28 February 2023

BANCO SANTANDER, S.A.

Call to ordinary general shareholders’ meeting

DATE AND TIME:

31 March 2023, at 10:00 a.m. (CEST), on second call.

The general meeting is expected to be held on second call, although it is also called to be held on first call on 30 March 2023, at the same place and time.

ATTENDANCE:

• In person at Centro de Formación El Solaruco (Ciudad Grupo Santander), Avenida de Cantabria s/n, Boadilla del Monte; or

• Remotely on the corporate website www.santander.com, through the “Annual General Meeting” section, as detailed below.

AGENDA:

1 Annual accounts and corporate management.

1 A Annual accounts and directors’ reports of Banco Santander, S.A. and of its consolidated group for 2022.

1 B Consolidated statement of non-financial information for 2022, which is part of the consolidated directors’ report.

1 C Corporate management for 2022.

2  Application of results obtained during 2022.

3  Board of directors: appointment, re-election or ratification of directors.

3 A Setting of the number of directors.

3 B Ratification of the appointment and re-election of Mr Héctor Blas Grisi Checa. 3 C Ratification of the appointment and re-election of Mr Glenn Hogan Hutchins. 3 D Re-election of Mrs Pamela Ann Walkden.

3 E Re-election of Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea. 3 F Re-election of Ms Sol Daurella Comadrán.

3 G Re-election of Ms Gina Lorenza Díez Barroso Azcárraga. 3 H Re-election of Ms Homaira Akbari.

4 Re-election of the external auditor for financial year 2023. 5 Share capital and convertible securities.

5 A Reduction in share capital in the maximum amount of EUR 757,225,978.50, through the cancellation of a maximum of 1,514,451,957 own shares. Delegation of powers.

5 B Reduction in share capital in the maximum amount of EUR 822,699,750.50, through the cancellation of a maximum of 1,645,399,501 own shares. Delegation of powers.

5 C Authorisation for the Bank and its subsidiaries to be able to acquire own shares.

5 D Delegation to the board of the power to issue securities convertible into shares of the Bank within a 5-year period and subject to a maximum aggregate limit of EUR 10,000 million. Setting of standards to determine the bases for and terms and conditions applicable to the conversion and granting of powers to increase capital. Delegation to exclude pre-emptive rights.

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AGENDA (cont.):

6 Remuneration.

6 A Directors’ remuneration policy.

6 B Setting of the maximum amount of annual remuneration to be paid to all the directors in their capacity as such.

6 C Approval of maximum ratio between fixed and variable components of total remuneration of executive directors and other employees belonging to categories with professional activities that have a material impact on the risk profile.

6 D Deferred Multiyear Objectives Variable Remuneration Plan. 6 E Application of the Group’s buy-out regulations.

6 F Annual directors’ remuneration report (consultative vote).

7 Authorisation to the board and grant of powers for conversion into public instrument.

SUPPLEMENT TO THE CALL TO MEETING:	Shareholders representing 3% or more of the share capital may request the publication of a supplement to this call to meeting, including one or more items on the agenda, and present well-founded proposed resolutions regarding items already included or that should be included on the agenda. These rights may be exercised by certified notice to be received at the registered office of the Company within 5 days of the publication of this call to meeting. During the course of the general shareholders’ meeting, any shareholder is also entitled to make alternative proposals or proposals concerning items that need not be included on the agenda, as provided by the Spanish Capital Corporations Law (Ley de Sociedades de Capital). More information is available on the Bank’s corporate website (www.santander.com).
MEANS OF PARTICIPATION:

Every holder of any number of the Bank’s shares registered in the shareholder’s name 5 days prior to the date on which the general shareholders’ meeting is to be held and who meets the other requirements established in the Bylaws has the right to participate in this meeting. The following means are available to participate in the meeting:

1.- Attendance

a) In-person

b) Remote

2.- Advance proxy-granting and voting

a) Grant a proxy to another person prior to the meeting so that this person may attend in person or remotely and vote on one’s behalf

b) Distance voting prior to the meeting

1 a) In-person attendance

A shareholder (or his/her proxy representative) who desires to physically attend the meeting must sign the attendance, proxy and voting card and present it, together with an identifying document, to the staff in charge of the shareholders’ register on the date and at the place of the meeting, beginning one hour prior to the time established for commencement of the meeting.

Please bear in mind that attendees should access Ciudad Grupo Santander through the Centro de Visitas El Faro, from where it takes approximately a further 15 minutes to get to the venue of the meeting (the auditorium of the Centro de Formación El Solaruco).

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1 b) Remote attendance

In order to attend remotely, a shareholder (or his/her proxy representative) must first sign the Consumer Digital Banking Agreement or the Agreement for Access to Electronic Voting and Proxy- Granting and Remote Attendance, and follow the following steps.

A. Registration and attendance: a shareholder (or his/her proxy representative) must register using the corresponding connection through the “Annual General Meeting” section on the Bank’s corporate website (www.santander.com) or through the Bank’s internet address www.juntasantander.com between 8:30 and 9:30 on the day of the meeting. Registration of attendees will not be allowed outside of this time period.

In the event that the meeting is held on second call, attendees who have registered for the meeting on first call will be required to carry out the registration process again in order to be able to attend.

In order to ensure the quality of the connection of the remote channel of attendance at the meeting and to provide attendees with an additional explanatory guide to facilitate such connection, all shareholders (or their proxy representatives) with the required passwords to access and who intend to remotely attend the meeting are kindly requested to send an email to asistentesjunta@gruposantander.com confirming this intention before 7:00 p.m. (CEST) on 30 March 2023 (the day prior to the day of holding the meeting on second call). All of the foregoing is without prejudice to the required registration of the attendee between 8:30 and 9:30 on the day of the meeting and compliance with all other requirements as stated in this announcement, on the Bank's corporate website (www.santander.com) or at www.juntasantander.com.

If persons attending remotely have been granted proxies, and provided that such proxies have been received by the Bank within the deadlines for admission thereof, the software application will show them such proxies so that they accept them, if they are willing to do so.

Attendees who wish to state before the Notary in charge of preparing the minutes of the general meeting that they expressly leave the meeting must do so by using the form included for such purpose in the remote attendance software application. After this statement to the Notary, all actions taken by such attendees thereafter shall be deemed not taken.

B. Participation: a shareholder (or his/her proxy representative) who, in the exercise of his/her rights, intends to participate in the meeting and, where applicable, exercise his/her rights to receive information, participate or make proposals shall express his/her intent to do so at the time of registration. Following such expression of intent, and exclusively by means of the participation form available for such purpose, the person attending remotely may state in writing and send the contents of their participation or their question or proposal from the time the chair declares the meeting to be validly in session until the participation period ends. The person attending remotely who wishes his/her participation to be recorded in the minutes of the meeting must expressly state such desire in it.

C. Voting: the items on the agenda may be voted on from the time that the chair declares the meeting to be validly in session and until, following the reading of the summaries of the proposed resolutions, the vote commences on the proposed resolutions at the premises where the meeting is held.

In the event of alternative proposals, the provisions of the second paragraph of Article 21.1 of the Rules and Regulations for the General Shareholders’ Meeting shall apply, with a vote in favour of a proposed resolution by the shareholders at the general shareholders’ meeting being deemed to be a vote against alternative proposals that are incompatible therewith.

In the event of proposals regarding items not included on the agenda, remote attendees may cast their vote as from the moment when the secretary for the general meeting reads out such proposals for a vote to be taken thereon.

To the extent not expressly provided for in this call to meeting, remote attendance at the meeting shall be subject to the provisions set out in the Bank’s corporate website (including the “instructions for proxy-granting and voting prior to the meeting, remote attendance and the Electronic Shareholders’ Forum”), the law, the Bylaws and the Rules and Regulations for the General Shareholders’ Meeting.

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A. Means for advance proxy-granting or voting
	Electronic means	Hand-delivery or postal correspondence
2. Advance proxy- granting and voting

• Through the following means, if the Consumer Digital Banking Agreement or the Agreement for Access to Electronic Voting and Proxy- Granting and Remote Attendance has been signed:

- the corporate website of the Bank (www.santander.com);

- the Bank’s website address www.juntasantander.com; or

- the “Santander Shareholders and Investors” app (Android or Apple iOS).

• In any case:

- by telephone using the Shareholders Helpline ((+34) 912 769 290); or

- in person at any branch of Banco Santander using their signature in the digital platform made available for this purpose, or, if they are a customer of the Bank and have the Santander Key, also through the same platform either in person or by contacting the staff of the branches.

By completing and signing the “Proxy” or “Distance Voting” section, as applicable, of the printed attendance, proxy and voting card issued by the Bank. The printed card, completed and signed by the shareholder and, if applicable, by the shareholder’s proxy representative, must be delivered at any branch of Banco Santander or sent by postal correspondence to Registro de Accionistas, Apartado de Correos número 683 F.D. 28080 Madrid. In the case of proxy representation, the duly completed and signed proxy card may also be submitted, together with an identifying document, by the appointed proxy- holder who physically attends the meeting to the staff in charge of the shareholders’ register on the date and at the place where the general shareholders’ meeting is to be held, beginning one hour prior to the time established for commencement thereof.

B. Deadlines for advance proxy-granting or voting
	Electronic means	Hand-delivery or postal correspondence

The proxy or vote by electronic means must be received by the Bank before 6:00 p.m. (CEST) on 29 March 2023. The mechanisms for the exercise of voting rights and proxy-granting prior to the meeting by electronic means will cease operation on the Bank’s corporate website (www.santander.com), at the Bank’s internet address www.juntasantander.com, on the “Santander Shareholders and Investors” application and on the Shareholders Helpline ((+34) 912 769 290) at 6:00 p.m. (CEST) on 29 March 2023.

For those wishing to use the digital platform made available at the branches of the Bank (either in person or, for customers with the Santander Key, by contacting the staff of such branches), 29 March 2023 will also be the last day to do so, during the hours for which such branches are open to the public and in any case before 6:00 p.m. (CEST).

The proxy or vote by hand-delivery or postal correspondence must be received by the Bank before midnight (24:00 hrs. CEST) on 27 March 2023. Those who wish to deliver advance proxies or distance votes to any branch of Banco Santander must do so no later than that date during the hours for which such branches are open to the public.

After said deadlines, there shall only be admitted such proxies as are granted in writing and submitted by the proxy-holder who physically attends the meeting to the staff in charge of the shareholders’ register, on the date and at the place where the meeting is to be held, and beginning one hour prior to the time established for commencement thereof.

C. Other matters Both the proxy granted and the vote cast from a distance shall be rendered ineffective by the disposition of shares of which the Bank is aware.

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2 a) Specific rules for proxy-granting

A. Electronic means: shareholders undertake to notify the appointed representative of the proxy granted. Where a proxy is granted to a director and/or the general secretary of the Bank or a remote attendee at the meeting, such notice shall be deemed given upon receipt by the Bank of such electronic proxy.

Electronic proxies must be accepted by the proxy-holder, and may not be used without such acceptance. For such purpose, all electronic proxies granted to persons other than the directors and/ or the general secretary and/or a remote attendee at the meeting must be printed, signed and submitted, together with an identifying document, by the appointed proxy-holder to the staff in charge of the shareholders’ register on the date and at the place of the meeting, beginning one hour prior to the time established for commencement thereof. In the case of electronic proxies granted to persons attending the meeting remotely, the Bank’s software application will show such remote attendees the proxies received and sent through the Bank in order for them to accept such proxies, if they are willing to do so. The person to whom voting powers are delegated may only exercise such powers by attending the meeting in person (physically or remotely).

B. Hand-delivery or postal correspondence: proxies conferred by hand-delivery or postal correspondence must be accepted by the proxy representative by signing in the space provided for this purpose. The person to whom voting powers are delegated may only exercise such powers by attending the meeting in person, for which purpose, if he/she physically attends the meeting, he/she must produce an identifying document when entering the premises where the meeting is held. In the case of proxies granted by hand-delivery or postal correspondence to persons who attend the meeting remotely, and provided that such proxies have been sent through the Bank within the deadlines specified, the Bank’s software application will show such remote attendees the proxies received in order for them to accept said proxies, if they are willing to do so.

C. Other rules: all proxies that do not expressly state the name of the individual or legal entity to which the proxy is granted shall be deemed granted to the chair of the board of directors.

It is noted for the record that if the appointed representative is a director of the Bank, such director may be affected by a potential conflict of interest in connection with items 1 C, 3 B through 3 H (if the appointment, re-election or ratification thereof is submitted to the shareholders under said item), 6 A, 6 B and 6 F on the agenda, and if the appointed representative is an executive director, also in connection with items 6 C and 6 D. Furthermore, the proxy granted to the chair shall be deemed granted to the person who chairs the meeting if the chair is unable to attend.

In order to give precise voting instructions in the case of proxy-granting, the corresponding box must be checked in the table containing the items on the agenda in the attendance, proxy and distance voting card (proxy section). If any of such boxes is not checked, the shareholder granting the proxy shall be deemed to give a precise instruction to vote in favour of the proposal submitted by the board of directors.

If the representative appointed as set forth above is affected by a conflict of interest when voting on any of the proposals submitted to the shareholders, whether or not they are included on the agenda, and the shareholder granting the proxy has not given precise voting instructions as provided for such purpose, the proxy shall be deemed granted to the general secretary. In any event, if the appointed representative is the general secretary, he may be affected by a potential conflict of interest in connection with items 6 C and 6 D on the agenda, on which he shall abstain from voting if he has not received precise instructions to that effect.

As regards possible proposals relating to items not included on the agenda of the call to meeting, the proxy shall be deemed to also cover the proposals regarding items not included on the agenda unless indicated otherwise by the shareholder granting the proxy (in which case, it shall be deemed that the shareholder instructs the representative to abstain). If the proxy also covers any such proposals, the precise instruction to the representative shall be that of voting in the negative, unless indicated otherwise by the shareholder granting the proxy. A conflict of interest shall arise if matters are submitted to the shareholders at the meeting that are not included on the agenda and that refer to the removal of or the commencement of a derivative action (acción social de responsabilidad) against the representative, if the latter is in turn a director of the Bank.

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2 b) Specific rules for advance distance voting	In the case of distance voting on items included on the agenda, the shareholder must check the corresponding box in the table containing the items on the agenda in the attendance, proxy and distance voting card (distance voting section). Distance voting on possible proposals not included on the agenda is not allowed. If none of the boxes provided for voting is checked in relation to any of the items on the agenda, the shareholder shall be deemed to vote in favour of the proposal submitted by the board of directors.
Issues common to all means of participation

A.  Rules of priority:

I.  Among proxies, advance distance voting and attendance in person

• Attendance at the meeting in person (whether physically or remotely) by a shareholder who has previously granted a proxy or voted from a distance, irrespective of the means used to grant such proxy or cast such vote, shall invalidate said proxy or vote. Personal physical attendance shall invalidate remote personal attendance.

• A vote, irrespective of the means used to cast it, shall invalidate any electronic or written proxy, whether granted previously, in which case it shall be deemed revoked, or subsequently, in which case it shall be deemed not to have been granted.

II.  Based upon the means used to grant the proxy or cast the vote

• In the event that a shareholder validly grants a proxy, electronically, on the one hand, and by means of a printed card, on the other, the latter shall prevail over the former, regardless of the respective dates thereof.

• A vote validly cast under a handwritten signature on the printed card shall invalidate a vote cast electronically, whether previously or subsequently.

III.  Furthermore, once cast, a distance vote may not be modified, except in the event of attendance at the meeting in person (whether physically or remotely) by the shareholder who cast such vote or, in the case of electronic voting, also by a subsequent vote cast within the established deadline by means of the attendance, proxy and voting card (hand-delivery or postal correspondence).

B.  Other matters

In the event that electronic means are used, only one electronic session shall be allowed for each type of operation (proxy-granting, advance voting or remote attendance). Excepted from the foregoing are the cases of change of shareholding.

Full information on the mechanisms for participation in the meeting can be found on the Bank’s corporate website (www.santander.com) (“instructions for proxy-granting and voting prior to the meeting, remote attendance and the Electronic Shareholders’ Forum”). The information and requirements to sign the Consumer Digital Banking Agreement and the Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance may also be viewed on the Bank’s corporate website (www.santander.com).

For further information on proxy-granting and advance distance voting and remote attendance at the meeting, shareholders may write to the e-mail address junta.accionistas@santander.com, call the Shareholder Helpline 91 276 92 90 or go to the Santander Shareholder and Investor Relations Office, Ciudad Grupo Santander, Avda. Cantabria, s/n, 28660 - Boadilla del Monte (Madrid). Further information is also available on the Bank’s corporate website (www.santander.com).

In the event that more than one of the joint holders of deposited securities are in attendance, the joint holder who is the first to register (physically or remotely) shall be deemed an attendee, and therefore, any subsequent access by the other joint holders shall be denied. In connection with the foregoing, and for purposes of the provisions of Section 126 of the Spanish Capital Corporations Law, the joint holder who registers first (physically or remotely) shall be deemed to have been appointed by the other joint holders to exercise the rights accruing to a shareholder.

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Issues common to all means of participation (cont.)

Shareholders (or their proxy representatives) shall be solely responsible for safeguarding the passwords for accessing and using the electronic advance proxy-granting and voting and remote attendance services. If the shareholder is a legal entity, it shall give notice of any modification or revocation of the powers vested in its representative, and the Bank therefore disclaims any and all liability until such notice is given.

Shareholders (or their proxy representatives) that are legal entities and non-residents of Spain must call the Shareholder Helpline in order to adapt to their particular situations, with proper safeguards, the mechanisms for proxy-granting and distance voting and for attending the meeting by remote means of communication in real time.

The Bank reserves the right to modify, suspend, cancel or restrict the mechanisms for electronic voting and proxy-granting prior to the meeting and for remote attendance when so required or imposed for technical or security reasons.

The Bank shall not be liable for any damage that shareholders may sustain as a result of failures, overloads, downtime, failed connections, technological incompatibilities or any other events of the same or a similar nature that are beyond the Bank’s control and prevent or affect the use of the mechanisms for electronic voting and proxy-granting prior to the meeting or for remote attendance.

RIGHT TO RECEIVE INFORMATION:

In addition to the provisions of Section 197 of the Spanish Capital Corporations Law, starting on the date of the publication of the announcement of the call to meeting and once it has been communicated to the National Securities Market Commission (Comisión Nacional del Mercado de Valores), shareholders may obtain from the Bank, immediately and free of charge, the annual accounts, the directors’ report (including the statement of non-financial information) and the auditor’s report for financial year 2022, as well as the consolidated accounts, the Group’s directors’ report (including the consolidated statement of non-financial information) and the auditor’s report for such financial year.

In connection with items 5 A, 5 B, 5 D, 6 A and 6 C of the agenda, starting on the date of publication of the announcement of the call to meeting and once it has been communicated to the National Securities Market Commission (Comisión Nacional del Mercado de Valores), shareholders may examine at the registered office of the Company (Paseo de Pereda 9 al 12, 39004 Santander, Cantabria) the full text of the proposed resolutions and the mandatory reports prepared by the directors (or, in the case of item 6 C, of the detailed recommendation of the board of directors), as well as request that such documents be delivered or sent to them free of charge. The reasoned proposal regarding the directors’ remuneration policy (item 6 A), together with the text thereof and the specific report of the remuneration committee on the policy, are available to the shareholders, who may also request that they be delivered or sent to them free of charge, at the Bank’s registered office and, also from the date of publication of the announcement of the call and once it has been communicated to the National Securities Market Commission (Comisión Nacional del Mercado de Valores), on the Bank’s corporate website (www.santander.com).

Shareholders may also obtain at the registered office of the Company the full text of the other documents (including the annual directors’ remuneration report and the explanatory report of the board on the expertise, experience and merits of the candidates referred to in items 3 B through 3 H, and the reasoned proposal of the nomination committee, which includes the curricula vitae of the aforementioned candidates) and other proposed resolutions submitted to the shareholders’ decisive or consultative vote at the general shareholders’ meeting.

In connection with the above, shareholders are informed that, due to the ongoing refurbishment works at the Bank’s registered office, access to the premises may be limited. Therefore, all the documentation made available at the Bank’s registered office can also be consulted at the provisional office of the Bank’s General Secretariat located at calle Calvo Sotelo 19, first floor, in Santander. The documentation will also be available on the Bank’s corporate website from the date of publication of the announcement of the call and once it has been communicated to the National Securities Market Commission (Comisión Nacional del Mercado de Valores).

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RIGHT TO RECEIVE INFORMATION (cont.):

Pursuant to the provisions of the Rules and Regulations for the General Shareholders’ Meeting, such requests as are admissible in the exercise of the shareholders’ right to receive information may be made by e-mail to junta.accionistas@santander.com, in which case, in order to provide the system with adequate guarantees of authenticity and of verification of identity of the shareholder exercising the right to receive information, such shareholder shall set forth in the e-mail his/her first name and surnames (or corporate name), Tax Identification Number and the number of shares held by such shareholder. As provided in Section 539 of the Spanish Capital Corporations Law, and unless otherwise indicated by the shareholder, the requests exercising the right to receive information received at the aforementioned e-mail address may be dealt with by the Bank by means of an answer sent to the e- mail address of the shareholder-sender. The request may also be made in writing, bearing the handwritten signature of the requesting party, by delivering or mailing it to the registered office of the Company.

Apart from the above-mentioned right to receive information, all documents and supplementary information relating to the general meeting shall be available for viewing on the Bank’s corporate website (www.santander.com) as from the date of publication of the announcement of the call to meeting and once such announcement has been communicated to the National Securities Market Commission (Comisión Nacional del Mercado de Valores).

ELECTRONIC SHAREHOLDERS’ FORUM:

The Bank has made available on its corporate website (www.santander.com) an Electronic Shareholders’ Forum (the “Forum”), which may be accessed, with all proper safeguards, by shareholders who are individuals as well as by voluntary associations of shareholders that may be created pursuant to the provisions of Section 539.4 of the Spanish Capital Corporations Law.

There may be published in the Forum proposals intended to be presented as a supplement to the agenda announced in the call to meeting, requests for adherence to such proposals, initiatives to reach the percentage required to exercise a minority right as contemplated by law, and voluntary proxy offers or solicitations.

The Forum does not constitute a device for electronic conversation among the shareholders or a meeting point for virtual debate. Nor is the Forum a channel of communication between the Bank and its shareholders. The Forum is made available in order to facilitate communication among the Bank’s shareholders on occasion of the call to and until the holding of the general shareholders’ meeting.

In order to access the Forum, shareholders must first sign the Consumer Digital Banking Agreement or the Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance.

Legal entities and non-residents of Spain must call the Shareholder Helpline to adapt, with proper safeguards, the mechanisms for participating in the Electronic Shareholders’ Forum. From the date of publication of the announcement of the call to meeting and once the announcement of the call to meeting has been communicated to the National Securities Market Commission (Comisión Nacional del Mercado de Valores), the information and requirements to sign either of such agreements may be viewed on the Bank’s corporate website (www.santander.com). Access to the Forum and the terms and conditions for the use and operation thereof shall be governed by the provisions of this announcement of call to meeting and by the rules of operation of the Electronic Shareholders’ Forum, the text of which can be viewed on the aforementioned Bank’s corporate website.

DATA PROTECTION:

• Data controller and data protection officer: the entity responsible for processing is Banco Santander, S.A., Paseo de Pereda, números 9 al 12, 39004 Santander (the “Company”). The Company’s Data Protection Officer can be contacted at calle Juan Ignacio Luca de Tena, 11, 28027 Madrid; privacidad@gruposantander.es.

• Categories of personal data: the personal data set forth herein, those that the shareholders provide to the Company in exercising their attendance, proxy-granting and voting rights at the general shareholders’ meeting, including those stated in the attendance, proxy and voting card, or that are provided by the banks or brokerage firms or companies with whom shareholders have deposited their shares, through the entity legally entrusted with the book-entry register, Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR), as well as the data generated at the general meeting and the data that may be obtained through the recording thereof (i.e. image and voice), will be processed by the Company in its capacity as data controller (“Personal Data”).

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DATA PROTECTION (cont):

• Purposes of processing and bases for legitimate use: the Personal Data will be processed for the following purposes and with the following bases for legitimate use: (a) in order to manage and control both the shareholding relationship and the call to and holding of the general shareholders’ meeting, on the basis of fulfilling the performance of the contractual relationship; (b) the audiovisual recording and public broadcasting of the general shareholders’ meeting on the corporate website (www.santander.com), the legitimacy of which is based on the general interest of the Company in complying with the principle of transparency; and (c) to comply with its obligations under the law.

In compliance with Basic Law 1/1982 of 5 May on the protection of the right to honour, personal and family privacy, and one’s own image (Ley Orgánica 1/1982, de 5 de mayo, de protección del derecho al honor a la intimidad personal y familiar y a la propia imagen), by attending the general shareholders’ meeting (in person or remotely), the attendee authorises the taking of photographs, the audiovisual recording of image and/or voice, and the reproduction and/or publication and dissemination thereof upon the terms stated above. Attendees may exercise their right to object to the processing of Personal Data derived from the recording of their image at any time by the means specified in this clause. In this regard, a space that is not being recorded will be provided in the room where the general meeting is held.

• Transfers of Personal Data and international transfers: the Personal Data will be made available to the notary who is to attend the general shareholders’ meeting, and may be made available to third parties in the exercise of their right to receive information laid down in the law or be made accessible to the public from any territory, including from outside the European Union, to the extent that they are included in the documents available on the corporate website (www.santander.com) or are mentioned at the general shareholders’ meeting, the proceedings of which may be subject to public dissemination on such website, on social media and in accredited media.

• Personal Data storage: as a general rule, Personal Data will be processed during the course of the shareholding relationship, and once it has ended, during the limitation period applicable to any legal or contractual liability that may be incurred by the Company. As regards the processing of Personal Data subject to consent, said Personal Data will be processed until the Personal Data subject withdraws such previously given consent.

• Exercise of rights: Personal Data subjects may send their requests for access, correction, erasure, objection, restriction of processing, portability, and for exercise of the right not to be subject to decisions based exclusively on automated processing, as well as withdraw consent previously given and exercise any other rights recognised by data protection laws, all pursuant to General Data Protection Regulation (EU) 2016/679 and other applicable legal provisions, by written communication addressed to Ciudad Grupo Santander, Avda. de Cantabria, edificio de Pereda 2ª Planta, 28660 Boadilla del Monte (Madrid), Spain, or by writing to the following email address: protecciondedatosaccionistassan@gruposantander.com. Personal Data subjects may also file claims with the competent data protection authority, which in Spain is the Spanish Data Protection Agency (Agencia Española de Protección de Datos) (www.aepd.es).

• Third-party data: if the attendance, proxy and voting card includes Personal Data relating to individuals other than the holder and if a third party attends the meeting as a representative of the shareholder, the shareholder must inform said person of the particulars stated above in relation to the processing of Personal Data and comply with any other requirements that might apply for the proper transfer of the Personal Data to Banco Santander, S.A., without Banco Santander, S.A. having to take any additional action with respect to the Personal Data subjects.

Santander, 27 February 2023

The General Secretary,

Jaime Pérez Renovales

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.	9 / 9

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 28, 2023	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance